Exhibit 99.10

Note to the reader

The Monthly Report on Financial Transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring of the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1)

The Monthly Report on Financial Transactions at October 31, 2022 will be published on January 20, 2023.

Highlights for September 2022

At September 30, 2022, that is, for the first six months of 2022-2023, the budgetary balance within the meaning of the Balanced Budget Act showed a surplus of $3.4 billion. This represents a $890-million increase in the budgetary balance compared to the same time last year.

The result is due to:

  revenues of $70.3 billion;

  expenditures of $65.3 billion;

  deposits of $1.6 billion in the Generations Fund.

According to the data presented in the fall 2022 Update on Québec’s Economic and Financial Situation, a budgetary deficit of $5.2 billion is expected for the full year before use of the stabilization reserve (see Appendix 1).

  This deficit includes $5.4 billion in new initiatives aimed at helping Quebecers cope with the rising cost of living, as well as a provision for economic risks and other support and recovery measures of $1.0 billion.

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	September			April to September
	2021	2022	Change	2021-2022	2022-2023	Change	Change (%)
Own-source revenue	9 180	10 432	1 252	51 284	56 403	5 119	10.0
Federal transfers	2 372	2 609	237	14 072	13 874	–198	–1.4
Total revenue	11 552	13 041	1 489	65 356	70 277	4 921	7.5
Portfolio expenditures(2)	–9 492	–9 839	–347	–56 840	–59 999	–3 159	5.6
Debt service	–675	–842	–167	–4 283	–5 263	–980	22.9
Total expenditure	–10 167	–10 681	–514	–61 123	–65 262	–4 139	6.8
SURPLUS (DEFICIT)(3)	1 385	2 360	975	4 233	5 015	782	—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–238	–254	–16	–1 686	–1 578	108	—
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	1 147	2 106	959	2 547	3 437	890	—

REVENUE

Own-source revenue

At September 30, 2022, own-source revenue totalled $56.4 billion. This represents an increase of $5.1 billion (10.0%) compared to the same period last year.

  Changes in the main economic indicators have a positive effect on own-source revenue compared with the same period last year.

Tax revenue increased by $4.4 billion (10.8%) to $45.4 billion, due to:

  a $2.0-billion increase (10.7%) in personal income tax and a $326-million increase (9.1%) in contributions for health services, mainly due to growth in wages and salaries;

  a $963-million increase (19.3%) in revenue from corporate taxes, due in particular to changes in the net operating surplus of corporations;

  a $1.1-billion increase (8.4%) in consumption taxes, due to the increase in household consumption, which was supported by the good performance of the labour market and the use of accumulated savings.

Other own-source revenue increased by $554 million (6.8%) to $8.7 billion, due to:

  a $198-million increase (7.3%) in duties and permits, mainly due to higher revenues from Québec’s cap-and-trade system for greenhouse gas emission allowances (CAT system);

  a $356-million increase (6.6%) in miscellaneous revenue, due in particular to the increase in revenues from the sale of goods and services and to the increase in interest income related to tax debts administered by the Agence du revenu du Québec, the effect of which was mitigated by the decrease in investment income of the Generations Fund.

Revenue from government enterprises increased by $146 million (6.6%), to $2.4 billion. This increase is due in part to the increase in the value of electricity exports reported by Hydro-Québec and by a return to normal operations for Loto-Québec, whereas during the same period last year, the corporation had not fully resumed its activities due to public health restrictions related to the pandemic. The increase was mitigated by a decrease in Investissement Québec’s results related to unfavourable financial market results from April to September 2022.

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
	September			April to September
	2021	2022	Change	2021-2022	2022-2023	Change Change (%)
Income and property taxes
Personal income tax	3 631	4 323	692	18 971	20 998	2 027	10.7
Contributions for health services	591	759	168	3 592	3 918	326	9.1
Corporate taxes	749	761	12	4 994	5 957	963	19.3
School property tax	90	95	5	530	548	18	3.4
Consumption taxes	2 576	2 615	39	12 870	13 955	1 085	8.4
Tax revenue	7 637	8 553	916	40 957	45 376	4 419	10.8
Duties and permits	358	358	0	2 720	2 918	198	7.3
Miscellaneous revenue	1 012	1 126	114	5 378	5 734	356	6.6
Other own-source revenue	1 370	1 484	114	8 098	8 652	554	6.8
Total own-source revenue excluding revenue from government enterprises	9 007	10 037	1 030	49 055	54 028	4 973	10.1
Revenue from government enterprises	173	395	222	2 229	2 375	146	6.6
TOTAL	9 180	10 432	1 252	51 284	56 403	5 119	10.0

Federal transfers

At September 30, 2022, federal transfers totalled $13.9 billion. This represents a decrease of $198 million (1.4%) compared to the same period last year. This change is mainly due to a decrease in revenue from health transfers, partially offset by an increase in equalization revenue.

  Revenue from health transfers decreased by $336 million (8.3%) to $3.7 billion, mainly due to the decrease in the supplementary health transfer related to COVID-19 compared to the previous year.

  Equalization revenue increased by $274 million (4.2%) to $6.8 billion. This increase is partially due to growth in Canada’s nominal GDP, which determines the pace of growth in the equalization envelope across Canada.

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
	September			April to September
	2021	2022	Change	2021-2022	2022-2023	Change	Change (%)
Equalization	1 093	1 139	46	6 559	6 833	274	4.2
Health transfers	678	735	57	4 069	3 733	–336	–8.3
Transfers for post-secondary education and other social programs	135	124	–11	812	746	–66	–8.1
Other programs	466	611	145	2 632	2 562	–70	–2.7
TOTAL	2 372	2 609	237	14 072	13 874	–198	–1.4

EXPENDITURE

At September 30, 2022, consolidated expenditure totalled $65.3 billion. This represents an increase of $4.1 billion (6.8%) compared to the same period last year.

Expenditure in the Santé et Services sociaux portfolio increased by $171 million (0.6%) to $27.7 billion. This increase is primarily due to the indexation of salary scales of staff in health and social services institutions.

Expenditure in the Éducation portfolio increased by $864 million (11.2%) to $8.6 billion. This increase is due in part to the indexation of salary scales as well as the increase in the number of students in educational institutions.

Expenditure in the Enseignement supérieur portfolio increased by $364 million (8.8%) to $4.5 billion. This growth is due in particular to increased spending by college and university educational institutions.

Expenditure in other portfolios increased by $1.8 billion (10.1%) to $19.2 billion, due in particular to:

  a $513-million increase in expenditure in the Affaires municipales et Habitation portfolio, due in part to grants to promote access to quality, affordable housing and for the renovation of the low-income housing stock;

  a $341-million increase in expenditure in the Famille portfolio, due in part to the increase in funding under the agreement on national clauses for childcare centres, the tax credit for childcare expenses and the family allowance;

  a $339-million increase in expenditure in the Transports portfolio, due in particular to the $91-million compensation granted to the Caisse de dépôt et placement du Québec for studies related to the Réseau express métropolitain (REM) project in the east end of Montréal, the governance of which is now assumed by the government and the Ville de Montréal;

  a $319-million increase in expenditure in the Travail, Emploi et Solidarité sociale portfolio, due in part to the increase in grants from the Labour Market Development Fund.

Debt service expenditure increased by $980 million (22.9%) to $5.3 billion. This increase is mainly due to the rise in interest rates.

CONSOLIDATED EXPENDITURES BY PORTFOLIO(2)
(unaudited data, millions of dollars)
	September				April to September
	2021	(4)	2022	Change	2021-2022	(4)	2022-2023	Change	Change (%)
Santé et Services sociaux	4 369		4 313	–56	27 540		27 711	171	0.6
Éducation	1 553		1 709	156	7 693		8 557	864	11.2
Enseignement supérieur	686		822	136	4 148		4 512	364	8.8
Other portfolios(5)	2 884		2 995	111	17 459		19 219	1 760	10.1
Portfolio expenditures	9 492		9 839	347	56 840		59 999	3 159	5.6
Debt service	675		842	167	4 283		5 263	980	22.9
TOTAL	10 167		10 681	514	61 123		65 262	4 139	6.8

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on an accrual basis of accounting. Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, by retirement plans and other employee future benefits, as well as by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

For the period of April to September 2022, net financial requirements amount to $7.3 billion and are due to:

  the $5.0-billion surplus resulting from the difference between government revenue and expenditure;

  the $2.2-billion financial requirements for investments, loans and advances, due in part to an increase in the consolidation value of government enterprises;(6)

  the $1.6-billion financial requirements related to government capital investments, mainly due to investments of $4.0 billion, offset by amortization expenses of $2.3 billion;(6)

  the $1.4-billion financial requirements related to retirement plans and other employee future benefits liabilities, resulting from the payment of government employee benefits of $3.4 billion, partially offset by the net cost of plans of $2.0 billion;(6)

  the $5.4-billion financial requirements from other accounts(7), resulting in particular from disbursements for expenditures recorded at the end of 2021-2022;

  the $1.6-billion financial requirements generated by deposits in the Generations Fund.

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
April to September
	2021-2022	2022-2023
SURPLUS (DEFICIT)(3)	4 233	5 015
Non-budgetary transactions
Investments, loans and advances	–9 232	–2 182
Capital investments	–1 829	–1 640
Retirement plans and other employee future benefits	–1 473	–1 436
Other accounts(7)	–205	–5 439
Deposits in the Generations Fund	–1 686	–1 578
Total non-budgetary transactions	–14 425	–12 275
NET FINANCIAL SURPLUSES (REQUIREMENTS)	–10 192	–7 260

  Change in the budgetary balance in 2022-2023

Results at September 30, 2022, that is, for the first half of the fiscal year, showed a budgetary surplus of $3.4 billion.

According to the data presented in the fall 2022 Update on Québec’s Economic and Financial Situation, a budgetary deficit of $5.2 billion is expected for 2022-2023 before use of the stabilization reserve.

Several factors will have a downward impact on the budgetary balance by March 31, 2023:

  the accelerating pace of monetary policy tightening and rising cost of living lead to a marked deterioration in the economic outlook:

    nominal GDP growth of 10.8% in the period from April to September 2022 will fall to 4.6% for the rest of the year. As a result, revenue growth will slow to 4.7% as of March 31, 2023,

    this situation, combined with the expected acceleration in expenditure growth (7.2% as at March 31, 2023) and deposits of dedicated revenues in the Generations Fund, will have the effect of reducing the budgetary balance by $2.3 billion, new initiatives announced since March 2022 aimed at helping Quebecers cope with the rising cost of living, mainly the implementation of the Anti-Inflation Shield, will contribute to a deterioration of the budgetary balance of $5.4 billion;

  to offset the potential effects of a greater-than-expected economic slowdown, the budgetary deficit includes a provision for economic risks and other support and recovery measures of $1.0 billion.

The use of the stabilization reserve will also make it possible to reduce the budgetary deficit in 2022-2023 to $4.8 billion.

CHANGE IN THE BUDGETARY BALANCE IN 2022-2023
(millions of dollars)
2022-2023
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE – MONTHLY REPORT ON FINANCIAL TRANSACTIONS AT SEPTEMBER 30, 2022	3 437
UPCOMING RESULTS FROM OCTOBER 2022 TO MARCH 2023
Results excluding new initiatives and provision
Consolidated revenue	74 588
Consolidated expenditure	–75 187
Deposits of dedicated revenues in the Generation Funds	–1 675
Subtotal	–2 274
Initiatives announced since March 2022
Implementing the Anti-Inflation Shield	–5 091
Improving housing affordability	–244
Strengthening security in Montréal	–53
Subtotal	–5 388
Provision for economic risks and other support and recovery measures	–1 000
TOTAL UPCOMING RESULTS	–8 662
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE – DECEMBER 2022 UPDATE	–5 225
Use of the stabilization reserve	449
PROJECTED BUDGETARY BALANCE(8) – DECEMBER 2022 UPDATE	–4 776

APPENDIX 1: BUDGET FORECASTS – CHANGE SINCE THE MARCH 2022 BUDGET

BUDGET FORECAST FOR 2022-2023
(millions of dollars)
	March 2022			Fall 2022
	budget	(9)	Adjustments	Update	(10)	Change (%)	(11)
REVENUE
Income and property taxes
Personal income tax	41 147		2 081	43 228		5.6
Contributions for health services	7 299		489	7 788		5.2
Corporate taxes	10 882		1 791	12 673		–2.0
School property tax	1 178		–65	1 113		3.4
Consumption taxes	26 706		–152	26 554		8.0
Tax revenue	87 212		4 144	91 356		5.1
Duties and permits	5 171		506	5 677		–6.3
Miscellaneous revenue	11 680		–126	11 554		7.9
Other own-source revenue	16 851		380	17 231		2.8
Total own-source revenue excluding revenue from government enterprises	104 063		4 524	108 587		4.7
Revenue from government enterprises	5 628		1 010	6 638		11.4
Total own-source revenue	109 691		5 534	115 225		5.1
Federal transfers	28 790		818	29 608		1.5
Total revenue	138 481		6 352	144 833		4.3
EXPENDITURE
Santé et Services sociaux	–55 842		–1 645	–57 487		–0.7
Éducation	–19 120		14	–19 106		7.7
Enseignement supérieur	–10 141		–19	–10 160		13.5
Other portfolios(5)	–45 041		–3 488	–48 529		13.5
Portfolio expenditures	–130 144		–5 138	–135 282		6.2
Debt service	–8 842		–1 681	–10 523		21.8
Total expenditure	–138 986		–6 819	–145 805		7.2
Provision for economic risks and other support and recovery measures	–2 500		1 500	–1 000		—
SURPLUS (DEFICIT)(3)	–3 005		1 033	–1 972		—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–3 445		192	–3 253		—
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	–6 450		1 225	–5 225		—
Use of the stabilization reserve	—		449	449		—
BUDGETARY BALANCE(8)	–6 450		1 674	–4 776		—

APPENDIX 2: PORTFOLIO EXPENDITURES

Since 2022-2023, government spending is no longer broken down by mission but rather by portfolio.

The portfolio expenditures presented in the Monthly Report on Financial Transactions correspond to those incurred in the various sectors of government activity. The expenditure level presented also provides another budget management tool, which contributes to the accountability of public decision-makers for their entire departmental portfolio.

In order to ensure comparability between the budget forecasts, the Monthly Report on Financial Transactions and the public accounts, the following table presents the portfolio expenditures after inter-portfolio eliminations have been allocated.

Inter-portfolio eliminations result from the elimination of reciprocal transactions between entities in different portfolios.

Portfolios tied to the delivery of public services are:

  Santé et Services sociaux, which mainly includes expenditure related to the activities of bodies in the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec. This portfolio also includes the expenditures of other governmental organizations related to health, such as Héma-Québec;

  Éducation, which mainly includes expenditure related to the activities of pre-school, elementary and secondary educational institutions. This portfolio also includes programs to promote recreational and sports activities as well as programs related to the status of women;

  Enseignement supérieur, which mainly includes expenditure attributable to the activities of educational institutions at the college and university levels. This portfolio also includes student financial assistance;

  Other portfolios, which include expenditures in all other portfolios, other than the Santé et Services sociaux, Éducation and Enseignement supérieur portfolios. Other portfolios include government funding for the cultural, transportation and childcare sectors, as well as support for individuals, municipalities and businesses.

EXPENDITURES BY DEPARTMENTAL PORTFOLIO AFTER INTER-PORTFOLIO ELIMINATIONS
(unaudited data, millions of dollars)
		April to September 2022
	Expenditures before		Expenditures after
	distribution of	Inter-portfolio	distribution of
	inter-portfolio eliminations	eliminations	inter-portfolio eliminations
Santé et Services sociaux	27 711	–601	27 110
Éducation	8 557	–284	8 273
Enseignement supérieur	4 512	–85	4 427
Other portfolios	19 219	970	20 189
TOTAL	59 999	—	59 999

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the funding of public services can be found on pages 14 to 19 of the document titled “Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l’État” (in French only).

Notes

(1)

A summary of the government’s significant accounting policies can be found on pages 76 to 81 of Volume 1 of Public Accounts 2021-2022. The impact of the following accounting standards issued by the Public Sector Accounting Board (PSAB), effective as of fiscal year 2022-2023, will be reflected in the public accounts as at March 31, 2023: PS 3450 Financial Instruments (as well as PS 1201 Financial Statement Presentation, PS 3041 Portfolio Investments and PS 2601 Foreign Currency Translation) and PS 3280 Asset Retirement Obligations.

(2)	Portfolio expenditures after inter-portfolio eliminations have been allocated are presented in Appendix 2.
(3)	Balance as defined in the public accounts.
(4)	Certain expenditures were reclassified between portfolios to take into account the transition to the 2022-2023 budgetary structure.
(5)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
(6)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
(7)

The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.

(8)	Budgetary balance within the meaning of the Balanced Budget Act.
(9)	The data in this column is consistent with that of the financial framework as published in the Québec Budget Plan – March 2022.
(10)	The data in this column is consistent with that of the financial framework as published in the Update on Québec’s Economic and Financial Situation – Fall 2022.
(11)	This is the annual change compared to results in 2021-2022.

For more information, contact the Direction des communications of the Ministère des Finances at 418-528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.